MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel
DATE:	January 23, 2017
SUBJECT:
Response to comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on December 19, 2016 relating to the merger of the JNL/Mellon Capital S&P® 24 Fund into the JNL/Mellon Capital JNL 5 Fund, each a series of the JNL Variable Fund LLC ("Registrant")
File No.: 333-215163

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments to the Registration Statement received via telephone on January 12, 2017.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.	Under the "Dear Contract Owner" letter, please clarify the specific actions you are referencing in the sixth paragraph.

RESPONSE: The Registrant has updated the language in the sixth paragraph as follows:

You may wish to take actions relating to your future allocation of premium payments under your insurance contract to the various investment divisions (the "Divisions") of the separate account. You may execute certain changes prior to the Reorganization, in addition to participating in the Reorganization with regard to the Acquiring Fund, such as allocating your premium payments to other Divisions.

b.	Under the Notice section, page i, please consider whether you need to include the language stating "each of which is a stock life insurance company."

RESPONSE:  The Registrant has removed this language.

c.
Under the Notice section, page i, please consider whether you need to augment the language stating "had net premiums or contributions allocated to the investment divisions of their separate accounts" with contract value or account value language.

RESPONSE: The Registrant has considered the comment and determined that no enhancements are needed to the current disclosure.

d.
Under the Notice section, page ii, relating to "How an Insurance Company will Vote," please provide a definition of regulated investment companies as it is used here and define it for the first use in the Registration Statement.

RESPONSE: The Registrant has updated the language as requested.

e.
Under the Notice section, page ii, relating to "Other Matters," please reconcile the last sentence in the second paragraph with page 25 of the Registration Statement stating that no vote is needed on an adjournment.

RESPONSE: The Registrant has deleted the second paragraph in the section titled "Other Matters" and replaced it with the following:

The Meeting may be adjourned by the chairperson of the Meeting from time to time to reconvene at the same or some other place as determined by the chairperson of the Meeting for any reason, including failure of the Proposal to receive sufficient votes for approval.  No member vote shall be required for any adjournment.  No notice need be given that the Meeting has been adjourned other than by announcement at the Meeting.  Any business that might have been transacted at the original Meeting may be transacted at any adjourned Meeting.

f.
On page 2, under the first two bullet points where Registrant has stated that the Funds have similar investment objectives and employ slightly different principal investment strategies, please update this language given that the investment objectives and underlying strategies of the Funds are distinct enough to warrant being described as something other than similar.  Additionally, please remove the word "slightly" when describing the principal investment strategies, given that they are distinct enough to be considered different.

RESPONSE: The Registrant has updated the language.

g.
On Page 3, under the second or third full bullet point, please discuss the tax consequences of the Reorganization and include in this section the expected brokerage costs of the transaction and how much of the Acquired Fund is expected to be sold in the Reorganization.

RESPONSE: The Registrant has updated the language.

h.
On Page 3, under the second or third full bullet point, please consider describing any portfolio repositioning costs that are expected to occur as a result of the Reorganization, and please explain the extent to which the holdings will be repositioned and consider including an estimate of holdings to be sold as a percentage of each Fund.

RESPONSE: The Registrant has updated the language.

i.	On Page 3, under the third full bullet point, please break out the estimates of transaction costs by Fund.

RESPONSE: The Registrant has updated the language.

j.	On pages 3 and 4 for the Comparative Fee Tables, please update the fees to make sure current fees are reflected as either June 30, 2016 or December 31, 2016, if available.

RESPONSE: The Registrant has updated the Comparative Fee Tables to include fees reflected as of December 31, 2016.

k.
On page 4, under "Portfolio Turnover", for ease of investor reading, please provide an average portfolio turnover rate by Fund class as opposed to providing both Class A and Class B portfolio turnover rates.

RESPONSE: The Registrant has updated the language.

l.	On page 11, under "Comparison of Principal Risk Factors," please provide a brief narrative of the JNL/Mellon Capital JNL 5 Fund's risks prior to the table.

RESPONSE: The Registrant has updated the language to include a brief narrative.

m.	On pages 12 and 13, please include in Registrant's response to comments the missing comparative performance information.

RESPONSE: The Registrant has included the performance information together with this response.

n.	On page 15, under "Board Considerations," please update, if necessary, the first bullet point indicating that the Funds have similar investment objectives and similar investment strategies.

RESPONSE: The Registrant has updated this language.

o.	On page 18, under "Management Fees," please update the table, and any other table where applicable, to reflect fiscal year ended December 31, 2016 numbers.

RESPONSE: The Registrant has updated the table.

p.	On page 26, under "Proxy and Voting Instruction Solicitations," please disclose any material terms of the contract with Mediant in accordance with Form N-14.

RESPONSE: The Registrant has updated this language.

2.	Other Comments

a.	Please confirm that a tax opinion will be filed within a couple weeks of effectiveness.

RESPONSE: The Registrant confirms that a tax opinion will be filed within a couple weeks of effectiveness.

b.
On Page C-2 of the Pro Forma Financials, please provide a break out of the expected transactions costs by Fund and a discussion of how much of the Acquired Fund will be sold and why the securities need to be sold in connection with the Reorganization.

RESPONSE: The Registrant has updated the language.

c.	For the Proxy Cards, please add voting options for the proposal relating to transacting other business.

RESPONSE: The Registrant has updated the proxy cards, as requested.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc: File